October 7, 2015

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Attention:	Loan Lauren P. Nguyen Anuja A. Majmudar
	Re:	MPLX LP Amendment No. 1 to Registration Statement on Form S-4 Filed September 18, 2015 File No. 333-206445

Ladies and Gentlemen:

MPLX LP, a Delaware limited partnership (the “Partnership” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 29, 2015, with respect to Amendment No. 1 to the Partnership’s Registration Statement on Form S-4 (as amended, the “Registration Statement”) filed September 18, 2015.

Below are the Partnership’s responses. For the convenience of the Staff, the Partnership has repeated each of the Staff’s comments before the corresponding response.

Material U.S. Federal Income Tax Consequences of the Merger, page 137

1.	We note your discussion of tax opinions from Jones Day (as counsel to MPLX) and Vinson & Elkins LLP (as tax counsel to MWE) that are anticipated to be issued. On page 142 you state that counsel “will each issue opinions,” and you specify the content of the opinions that “will” be issued. You provide similar disclosure on pages 137 and 138, where you discuss the tax opinions that are anticipated to be obtained as conditions to closing. In the sections of the prospectus referenced in the tax opinions provided as Exhibits 8.1 and 8.2 (the sections of the prospectus entitled “Material U.S. Federal Income Tax Consequences of MPLX Common Unit Ownership” and “Material U.S. Federal Income Tax Consequences of the Merger”), some but not all of the opinions appear to have been rendered. Since you have chosen to obtain short-form tax opinions, please revise as appropriate to ensure that the language in each of these sections of the prospectus actually renders all of the relevant opinions, rather than merely describing opinions that are anticipated to be obtained. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Partnership has revised its disclosure on pages 138, 139, 140, 143 and 144 of Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

United States Securities and Exchange Commission

Division of Corporation Finance

October 7, 2015

Exhibit 8.1

2.	We note the language in the tax opinion to the effect that it is “subject to the further assumptions, qualifications and limitations set forth … in the … Officer’s Certificate.” The Officer’s Certificate is not publicly disclosed, and thus it is unclear what the assumptions, qualifications and limitations in that document may be. Please obtain a revised tax opinion that does not refer to undisclosed assumptions, qualifications and limitations.

Response: In response to the Staff’s comment, our tax counsel has revised Exhibit 8.1 to Amendment No. 2 and MarkWest Energy Partners, L.P.’s tax counsel has revised Exhibit 8.2 to Amendment No. 2.

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In connection with the above response, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned.

Very truly yours, MPLX LP By: MPLX GP LLC, its general partner

By:	/s/ Gary R. Heminger
Name: Gary R. Heminger
Title: Chairman and Chief Executive Officer